

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2019

Douglas Godshall
President & Chief Executive Officer
ShockWave Medical, Inc.
5403 Betsy Ross Drive
Santa Clara, California 95054

> **Re: ShockWave Medical, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 30, 2019**
> **CIK No. 0001642545**

Dear Mr. Godshall:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.


Sincerely,

Division of Corporation Finance
Office of Life Sciences


cc: Alan F. Denenberg - Davis Polk & Wardwell LLP